mCig, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

April 10, 2014

Via Edgar

Re: mCig, Inc.

Amendment No. 2 to Form 10-K for the year ended April 30, 2013

Amendment No. 1 to Form 10-Q for the quarter ended October 31, 2013

Form 8-K reporting an event dated January 24, 2014

Amendment No. 1 to Form 8-K reporting an event dated February 24, 2014

Filed March 21, 2014

Form 10-Q for the Quarter Ended January 31, 2014

Filed March 17, 2014

File No. 333-175941

To Whom It May Concern:

I am writing to formally request an extension of ten (10) business days to allow our Auditors to complete their review the completed list of answers and explanations we have prepared in relation to your latest round of comments. This additional time will allow us to file and provide proper responses and amended filings.

If you have any additional questions or concerns at this time, do not hesitate contacting me at your convenience.

Sincerely,

Paul Rosenberg,

CEO mCig, Inc.

paul@mcig.org